Exhibit 4.6

DESCRIPTION OF REGISTERED SECURITIES

The following description of registered securities of Purple Innovation, Inc. (the “company,” “we,” “us” and “our”) summarizes certain provisions of our Second Amended and Restated Certificate of incorporation and our Amended and Restated Bylaws. The description is intended as a summary, and is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), copies of which have been included as exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of: (a) 300 million shares of common stock, which consists of (i) 210 million shares of Class A Common Stock, par value of $0.0001 per share, and (ii) 90 million shares of Class B Common Stock, par value of $0.0001 per share; and (b) 5 million shares of undesignated preferred stock, $0.0001 par value per share.

Class A Common Stock

Listing

Our Class A Common Stock is listed and principally traded on the NASDAQ Capital Market under the symbol “PRPL.”

Voting Rights

Holders of Class A Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or as required by applicable provisions of the Delaware General Corporation Law (“DGCL”) or applicable stock exchange rules, the affirmative vote of a majority of our common shares that are voted is required to approve any such matter voted on by our stockholders. Directors are elected by a plurality of the votes cast at an annual meeting of stockholders by holders of our common stock. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Dividends

Holders of Class A Common Stock are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, holders of our Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Holders of our Class A Common Stock have no preemptive or other subscription rights, other than as described below in the section entitled “Preemptive or Other Rights.” There are no sinking fund provisions applicable to the Class A Common Stock.

Preemptive or Other Rights

On February 1, 2018 the Company entered into a subscription agreement (the “Coliseum Subscription Agreement”) with CCP and Blackwell (together the “Coliseum Investors”), pursuant to which CCP agreed to purchase from the Company 2,900,000 shares of Class A Common Stock of the Company at a purchase price of $10.00 per share and Blackwell agreed to purchase from the Company 1,100,000 shares of Class A Common Stock of the Company at a purchase price of $10.00 per share (the “Coliseum Private Placement”). The shares of the Company’s common stock issued in the Coliseum Private Placement were not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

In connection with the Coliseum Private Placement, we granted to the Coliseum Investors preemptive rights for the future sale of Company securities. So long as the Coliseum Investors hold at least 50% of the shares of Class A Common Stock acquired in the Coliseum Private Placement, the Coliseum Investors are entitled to purchase up to their pro rata share of all equity securities issued by the Company, subject to certain exceptions.

In addition, the Coliseum Subscription Agreement provides the Coliseum Investors (and any other funds or accounts managed by Coliseum Capital Management, LLC) with a right of first refusal to provide all, but not less than all, of any of the following financings by the Company or any of its subsidiaries: (i) preferred equity financing with a preference to or over any of the terms of the Company’s common stock and (ii) any debt financing with a principal amount outstanding (together with all other debt provided by lender or group of lenders) greater than or equal to $10 million, other than (x) the replacement or refinancing of existing indebtedness or (y) an asset based loan on customary terms with an all in interest rate of not greater than 5% per year, by the Company or any of its subsidiaries.

Other than the Coliseum Investors, stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Class A Common Stock and Class B Common Stock.

Founder Shares

2,587,500 of our outstanding shares of Class A Common Stock were sold to Global Partner Sponsor I LLC (the “Sponsor”) in our initial public offering. These “Founder Shares” are identical to the shares of Class A Common Stock sold in our initial public offering, and holders of these shares have the same stockholder rights as public stockholders.

In connection with the closing of the Business Combination, the Company, Continental Stock Transfer and the Coliseum Investors entered into an Agreement to Assign Founder Shares (the “Founder Share Assignment Agreement”), pursuant to which the Sponsor assigned to the Coliseum Investors an aggregate of 1,293,750 of its Founder Shares (the “Coliseum Founder Shares”).

Transfer Agent

Philadelphia Stock Transfer, Inc is the transfer agent and registrar for our common stock.

Warrants

There were 15,525,000 warrants (the “Public Warrants”) issued in the initial public offering of Global Partner Acquisition Corp. (the predecessor to the Company) and 12,815,000 warrants (the “Sponsor Warrants”, and together with the Public Warrants, the “Warrants”) issued in a private placement simultaneously with such initial public offering. The Public Warrants and Sponsor Warrants have the same terms, as set forth in the Warrant Agreement dated filed with the SEC as Exhibit 10.1 on the Current Report on Form 8-K filed August 4, 2015 (the “Warrant Agreement”).

Listing

The Public Warrants and Sponsor Warrants trade under the symbol “PRPLW” on OTC Pink.

Voting Rights

The holders of the Warrants do not have the rights or privileges of holders of Class A Common Stock or any voting rights until they exercise their Warrants and receive shares of Class A Common Stock.

Exercise

Each whole Warrant entitles the registered holder to purchase one-half of one share of our Class A Common Stock at a price of $5.75 per half share ($11.50 per full share), subject to adjustment as discussed below, at any time after March 4, 2018. A Warrant holder may exercise its Warrants only for a whole number of shares of the Class A Common Stock. For example, if a Warrant holder holds one Warrant to purchase one-half of a share of Class A Common Stock, such Warrant will not be exercisable. If a Warrant holder holds two Warrants, such Warrants will be exercisable for one share of the Class A Common Stock. Warrants must be exercised for a whole share. The Warrants will expire February 2, 2023, at 5:00 p.m., New York time, or earlier upon redemption or liquidation.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of our Class A Common Stock to be issued to the Warrant holder.

We will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Warrant will be exercisable and we will not be obligated to issue shares of Class A Common Stock upon exercise of a Warrant unless Class A Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a unit containing such Warrant will have paid the full purchase price for the unit solely for the share of Class A Common Stock underlying such unit.

If our Class A Common Stock is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under blue sky laws.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised.

Redemption

We may call the Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

●	if, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $24.00 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $24.00 redemption trigger price as well as the $5.75 (for each half share) Warrant exercise price after the redemption notice is issued.

If we call the Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A Common Stock issuable upon the exercise of our Warrants. If our management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below), by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption.

Election to Limit Beneficial Ownership

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (as specified by the holder) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

Rights in Events of Stock Splits, Stock Dividends, Other Dividends, Consolidations, Reorganizations

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

If we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such shares of Class A Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding shares of our Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of our Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes (as defined in the Warrant Agreement) value of the Warrant.

The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public Warrants to make any change that adversely affects the interests of the registered holders of public Warrants.

Specific Rights for Warrants Held by Sponsor

Pursuant to the Warrant Agreement, for so long as the Sponsor or a permitted transferee of the Sponsor holds Sponsor Warrants, such holder may exercise the Sponsor Warrants on a cashless basis. If holders of the Sponsor Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Sponsor Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Sponsor Warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below), by (y) the fair market value. The “fair market value” means the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. In connection with the Business Combination, the Sponsor assigned to the Coliseum Capital Partners, L.P., Blackwell Partners LLC—Series A, Coliseum Co-Invest Debt Fund, L.P., and Baleen Capital Management LLC an aggregate of 9,532,500 Sponsor Warrants to purchase 4,766,250 shares of Class A Common Stock. After giving effect to such assignment, the Sponsor holds 3,282,500 Sponsor Warrants to purchase 1,641,250 shares of Class A Common Stock.

Certain Anti-Takeover Provisions of Delaware Law

DGCL Provisions. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “merger” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “merger” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the merger is approved by our board of directors and authorized at a meeting of its stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation, could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the shareholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Limitations on Stockholder Ability to Act by Written Consent or Call Special Meetings. The Certificate of Incorporation eliminate the right of shareholders to act by written consent without a meeting. Further, the Bylaws and Certificate of Incorporation provide that special meetings of shareholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer, or the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors.

Choice of Forum. Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.